UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Clovis Oncology, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

189464100
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

    [   ] Rule 13d-1(b)
    [X] Rule 13d-1(c)
    [   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 189464100 13G Page 2 of 6

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abingworth LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ]
(b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 0*
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 0*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%*
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* As of December 31, 2013, Abingworth LLP (“Abingworth”) is deemed to beneficially own no shares of common stock, $0.001 par value per share (“Common Stock”) of Clovis Oncology, Inc., a Delaware corporation (the “Issuer”).  Abingworth is the investment manager to a number of investment funds that include Abingworth Bioventures V LP (“ABV V”).  As of December 31, 2013, ABV V holds no shares of Common Stock of the Issuer.

CUSIP No. 189464100 13G Page 3 of 6

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abingworth Bioventures V L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ]
(b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 0*
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 0*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%*
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* As of December 31, 2013, ABV V holds no shares of Common Stock of the Issuer.  Abingworth is the investment manager to a number of investment funds that include ABV V.  As of December 31, 2013, Abingworth is deemed to beneficially own no shares of Common Stock of the Issuer.

CUSIP No. 189464100 13G Page 4 of 6

Item 1(a).	Name of Issuer: Clovis Oncology, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2525 28th Street, Suite 100, Boulder, Colorado 80301

Item 2(a).
Name of Persons Filing:  This Schedule 13G is being filed by Abingworth LLP (“Abingworth”) and Abingworth Bioventures V L.P. (“ABV V” and, together with Abingworth, the “Reporting Persons”).  Abingworth is the investment manager to a number of investment funds that include ABV V.

Item 2(b).	Address of Principal Business Office or, if None, Residence: The business address for each of the Reporting Persons is Princes House, 38 Jermyn Street, London SW1Y 6DN, United Kingdom.

Item 2(c).	Citizenship: Abingworth is a limited liability partnership organized under the laws of England. ABV V is a limited partnership organized under the laws of England.

Item 2(d).	Title of Class of Securities: Common Stock, $0.001 par value per share

Item 2(e).	CUSIP Number: 189464100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person filing is a:

Not applicable.

Item 4.	Ownership.

Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the owner of more than five percent of the class of securities, check the following: [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 189464100 13G Page 5 of 6

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 189464100 13G Page 6 of 6

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

ABINGWORTH LLP

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH BIOVENTURES V L.P.

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit	Page
A. Joint Filing Agreement dated as of February 14, 2014 by and between Abingworth LLP and Abingworth Bioventures V LP	8

EXHIBIT A

JOINT FILING AGREEMENT

This Agreement will confirm the agreement by and among the undersigned that the Schedule 13G/A filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the common stock, $0.001 par value per share, of Clovis Oncology, Inc. is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below, in accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 14, 2014

ABINGWORTH LLP

By:          /s/ John Heard
Name:     John Heard
Title:       Authorized Signatory

ABINGWORTH BIOVENTURES V L.P.

By:   Abingworth LLP, its Manager

By:           /s/ John Heard
Name:      John Heard
Title:        Authorized Signatory